Filed Pursuant to Rule 424(b)(5)
Registration No. 333-159341

Prospectus Supplement
To prospectus dated June 26, 2009

5,400,000 shares

Common Stock

We are selling 5,400,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “SFY.” On August 4, 2009, the last reported sale price of our common stock on the New York Stock Exchange was $18.96 per share.

Investing in our common stock involves risk. Please read “Risk Factors” beginning on page S-11 of this prospectus supplement and on page 3 of the accompanying prospectus.

	Per share	Total

Public offering price	$18.50	$99,900,000

Underwriting discounts and commissions	$0.93	$4,995,000

Proceeds to Swift Energy Company, before expenses	$17.58	$94,905,000

We have granted the underwriters an option for a period of 30 days to purchase up to 810,000 additional shares of our common stock to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about August 10, 2009.

Book-running manager
J.P. Morgan

Co-managers

UBS Investment Bank	Wells Fargo Securities

Credit Suisse
Howard Weil Incorporated
Natixis Bleichroeder Inc.
RBC Capital Markets

August 4, 2009

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the respective dates on the front cover of these documents or earlier dates specified herein or therein and that the information incorporated herein by reference is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since those dates. It is important that you read and consider all of the information in this prospectus supplement and the information contained in the accompanying prospectus and any document incorporated by reference in making your investment decision. To the extent there is a conflict between the information contained in this prospectus supplement and the information contained in the accompanying prospectus or any document incorporated by reference, you should rely on the information in this prospectus supplement.

Prospectus supplement

Prospectus

Summary

This summary highlights information included or incorporated by reference elsewhere in this prospectus supplement. It does not contain all of the information that you should consider before making an investment decision. We urge you to read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, including the historical financial statements and notes to those financial statements incorporated by reference. Please read “Risk Factors” in this prospectus supplement, in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2008 and in Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 for more information about important risks that you should consider before investing in our common stock. Unless the context indicates otherwise, information presented in this prospectus supplement assumes the underwriters did not exercise their option to purchase additional shares. Further, unless otherwise indicated, information presented herein relates only to our continuing operations. As used in this prospectus supplement and the accompanying prospectus, unless the context otherwise requires or indicates, references to “Swift,” “we,” “our,” “ours,” and “us” refer to Swift Energy Company and its subsidiaries, collectively.

Our company

We are engaged in developing, exploring, acquiring, and operating oil and natural gas properties, with a focus on oil and natural gas reserves onshore in Louisiana and Texas, and in the inland waters of Louisiana. As of December 31, 2008, we had estimated proved reserves from our continuing operations of 116.4 million barrels of oil equivalent, or MMBoe. Our total estimated proved reserves at year-end 2008 were comprised of approximately 43% crude oil, 42% natural gas, and 15% natural gas liquids, or NGLs; and 53% of our total estimated proved reserves were proved developed. Our estimated proved reserves are concentrated with 61% of the total in Louisiana, 38% in Texas, and 1% in other states.

Our operations are primarily focused in four core areas identified as Southeast Louisiana, South Louisiana, Central Louisiana/East Texas, and South Texas. South Texas is the oldest of our core areas, with our operations first established in the AWP field in 1989, and subsequently expanded with the acquisition in 2007 of the Sun TSH, Briscoe Ranch, and Las Tiendas fields, and the 2008 acquisition of additional interests in the Briscoe Ranch field. Operations in our Central Louisiana/East Texas area began in mid-1998 when we acquired the Masters Creek field in Louisiana and the Brookeland field in Texas, to which we later added the South Bearhead Creek field in Louisiana in late 2005. The Southeast Louisiana and South Louisiana areas were established when we acquired majority interests in producing properties in the Lake Washington field in early 2001, in the Bay de Chene and Cote Blanche Island fields in December 2004, and in the Bayou Sale, Bayou Penchant, Horseshoe Bayou, and Jeanerette fields in 2006.

Our competitive strengths and business strategy

Our competitive strengths, together with a balanced and comprehensive business strategy, provide us with the flexibility and capability to achieve our goals. Our primary strengths and strategies are set forth below.

Concentrated focus on core areas with operational control

We are one of the largest crude oil producers in Louisiana and have been the most active driller in Southern Louisiana from 2005 through 2008. This concentration and regional scale allows us to leverage our drilling unit and workforce synergies while enabling us to minimize development and operating costs. Each of our core areas includes properties that we have targeted for future growth. The value of this concentration is enhanced by our operational control of 96% of our proved oil and natural gas reserves base as of December 31, 2008. Retaining operational control allows us to more effectively manage production, control operating costs, allocate capital, and time field development.

Balanced portfolio of development and exploration prospects

We have identified almost 1,000 development and exploration prospects within our four core areas spanning our Gulf Coast asset base. These projects range from lower-risk repeatable targets, such as recompletions and behind-pipe development, to higher-risk/higher-reward exploration targets. Within our core area operations, we are diversified across geologic horizons and formations, including conventional sands, tight gas sands and shales. Our understanding of the underlying geology of our core areas, together with the depth and diversity of our projects in those areas, allows us to optimize the development of our prospect inventory.

Significant upside from two emerging resource plays

We currently own and operate significant leasehold positions in two emerging resource plays in South Texas: Olmos tight gas sands and Eagle Ford shale. Utilizing our nearly 20 years of history and extensive experience in the AWP field in South Texas, in the fourth quarter of 2008 we drilled what we believe to be the first horizontal well in the low-permeability, tight-sand Olmos formation by employing the multi-stage fracture technology being used in various domestic shale plays, with the well having an initial production test rate of over 10 MMcfe/d. The cumulative production for this well from initial production in mid-January 2009 through July 31, 2009 was 746 MMcfe, and the average production rate during the month of July 2009 was 2.52 MMcf/d and 15 barrels of oil per day. In addition, while we have not drilled any wells in the Eagle Ford shale, there has been significant industry activity on trend with our leaseholds, with initial production test rates similar to other producing shale plays.

Balanced approach to growth

We have grown our estimated proved reserves from 107.4 MMBoe to 116.4 MMBoe over the five-year period ended December 31, 2008, which equates to a 120% production replacement rate. Over the same period, our annual production has grown from 5.6 MMBoe to 10.0 MMBoe. Our growth in reserves and production over this five-year period has resulted primarily from drilling activities and acquisitions in our core areas. During 2008, our estimated proved reserves decreased by 13% and we did not replace 2008 production, due mainly to technical adjustments in two fields and lower prices used in the 2008 computation of reserves. Based on our long-term historical performance and our business strategy going forward, we believe that we have the opportunities, experience, and knowledge to continue growing both our reserves and production.

Our strategy is to increase our reserves and production through both drilling and acquisitions, shifting the balance between the two activities in response to market conditions and strategic opportunities. In general, we focus on drilling in each of our core areas when oil and natural gas prices are strong. When prices weaken and the per unit cost of acquisitions becomes more attractive, or a strategic opportunity exists, we also focus on acquisitions. We believe this balanced approach has resulted in our ability to grow in a strategically cost effective manner.

Track record of developing under-exploited properties

We are focused on applying advanced technologies and recovery methods to areas with known hydrocarbon resources to optimize our exploration and exploitation of such properties, as illustrated in our core areas. For instance, we acquired our properties in the Lake Washington field, which originally was discovered in the 1930s, for $30.5 million in 2001. Since that time, we have increased our average daily net production in that field from less than 700 Boe to 10,100 Boe during June 2009. We have also increased our estimated proved reserves in the Lake Washington field from 7.7 million Boe to approximately 31.8 million Boe as of December 31, 2008. We have acquired and successfully developed other fields since the Lake Washington acquisition, and we intend to continue acquiring significant acreage positions where we can grow production by applying advanced technologies and recovery methods using our experience and knowledge developed in our core areas.

Financial flexibility and disciplined capital structure

We practice a disciplined approach to financial management and have historically maintained a disciplined capital structure to provide us with the ability to execute our business plan. As of December 31, 2008, our debt to capitalization ratio was approximately 49%, while our debt to estimated proved reserves ratio was $4.99 per Boe, and our debt to PV-10 ratio was 44%. We plan to maintain a capital structure that provides financial flexibility through the prudent use of capital, aligning our capital expenditures to our cash flows, and maintaining a strategic hedging program when appropriate.

Experienced technical team and technology utilization

We employ 73 oil and gas professionals, including geophysicists, petrophysicists, geologists, petroleum engineers, and production and reservoir engineers, who have an average of approximately 24 years of experience in their technical fields. In addition, we engage experienced and qualified consultants to perform various comprehensive seismic acquisitions, processing, reprocessing, interpretation, and other related services. We continually apply our extensive in-house experience and current technologies to benefit our drilling and production operations.

We increasingly use advanced technology to enhance the results of our drilling and production efforts, including two and three-dimensional seismic acquisitions, pre-stack time and depth image enhancement reprocessing, amplitude versus offset datasets, coherency cubes, and detailed field reservoir depletion planning. In 2004, we performed a 3-D seismic survey covering our Lake Washington field, and in 2006 we carried out a second 3-D survey in and around our Cote Blanche Island field. We now have seismic data covering over 4,000 square miles in South Louisiana that have been merged into two data sets, inclusive of data covering five fields we acquired in 2006. In late 2007, we began to extend this methodology to South Texas and licensed approximately 400 square miles of 3-D seismic data. In 2008, we purchased data from a 3-D seismic survey in the AWP field. As these data are processed, merged with other available seismic data, and integrated with geologic data, we develop proprietary geo-science databases that we use to guide our exploration and development programs.

We use various recovery techniques, including gas lift, water flooding, pressure maintenance, and acid treatments to enhance crude oil and natural gas production. We also fracture reservoir rock through the injection of high-pressure fluid, install gravel packs, and insert coiled-tubing velocity strings to enhance and maintain production. We believe that the application of fracturing and coiled-tubing technology has resulted in significant increases in production and decreases in completion and operating costs, particularly in our AWP field.

In South Louisiana we also employ measurement-while-drilling techniques extensively that allow us to guide the drill bit during the drilling process. This technology allows the well bore path to be steered parallel to the salt face and to intersect multiple targeted sands in a single well bore.

Recent developments

South Texas

We followed our drilling of what we believe was the first horizontal well in the Olmos formation with the drilling of the first well of our 2009 horizontal drilling and completion program targeting the Olmos formation in the AWP field. Drilling operations recently finished on this well and it is being prepared for completion. The rig that drilled this well will soon be moved to begin drilling operations on the second well of the program.

Additionally, we are preparing to drill at least one horizontal well during the second half of the year to test the Eagle Ford shale formation in the AWP field, another potential resource play in the same area. Based on the experience we are gaining in the Olmos formation with horizontal well technology and our prior horizontal drilling experience in the Austin Chalk formation, we believe we have the technical expertise to develop the Eagle Ford formation using horizontal multi-state fracture technology. We are preparing an appraisal and development plan for Eagle Ford and considering a strategic joint venture with an industry partner to accelerate the Eagle Ford development and increase the value of our existing acreage position.

The following is our approximate acreage position in the South Texas area as of July 31, 2009:

		Undeveloped(1)
		Olmos formation		Eagle Ford formation
		Gross	Net	Gross	Net
County	Field	acres	acres	acres	acres

McMullen	AWP	37,000	37,000	60,000	60,000
La Salle	Sun TSH	17,000	15,000	8,000	8,000
Dimmitt	Briscoe	61,000	61,000	12,000	12,000
Webb	Fasken	0	0	9,000	9,000

Total Acres		115,000	113,000	89,000	89,000

(1)	Includes surface acreage where our ownership interests in both formations overlap.

Burr Ferry joint venture

In the Central Louisiana/East Texas core area, we recently entered into a joint venture agreement with Anadarko E&P Company LP for development and exploitation in and around the Burr Ferry field in Vernon Parish, Louisiana. As the fee mineral owner, we leased a 50% working interest in approximately 33,623 gross acres to Anadarko. We retain a 50% working interest in the joint venture acreage as well as our fee mineral royalty rights.

Corporate information

We were incorporated in Texas in 1979. Our principal executive offices are located at 16825 Northchase Drive, Suite 400, Houston, Texas 77060, and our main telephone number is (281) 874-2700. Our internet address is www.swiftenergy.com. We have not incorporated by reference into this prospectus supplement or the accompanying prospectus the information included on, or linked from, our website, and you should not consider it to be part of this prospectus supplement or the accompanying prospectus.

The offering

Common stock offered by us	5,400,000 shares

Over-allotment option	810,000 shares

Common stock to be outstanding after completion of this offering(1)	36,589,499 shares (or 37,399,499 shares if the underwriters exercise in full their over-allotment option)

Use of proceeds	We will receive net proceeds of approximately $94.6 million from this offering, or $108.8 million if the underwriters exercise in full their option to purchase additional shares, in each case, after deducting the underwriting discount and estimated offering expenses. We intend to use the net proceeds we receive from this offering to pay down borrowings under our revolving credit facility and to use the funds then made available under our revolving credit facility for general corporate purposes. General corporate purposes may include development and exploration expenditures, additions to working capital and the financing of acquisitions of oil and gas properties and related assets. The net proceeds may be invested temporarily until they are used for their stated purpose. Please read “Use of proceeds” in this prospectus supplement.

Risk factors	An investment in our common stock involves risk. Please read “Risk factors” in this prospectus supplement, in our Annual Report on Form 10-K for the year ended December 31, 2008 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. Realization of any of those risks or adverse results from the listed matters could have a material adverse effect on our business, financial condition, cash flows and results of operations.

New York Stock Exchange trading symbol	SFY

(1)	The number of shares of common stock outstanding after the offering is based on 31,189,499 shares of common stock outstanding as of June 30, 2009, excluding, as of that same date, an aggregate of 1,543,665 shares issuable under unexercised options to purchase common stock and upon vesting of restricted shares, both as granted under our employee benefit and equity plans.

Summary consolidated financial data

The summary historical consolidated financial data set forth below as of and for each of the three years ended December 31, 2006, 2007 and 2008 has been derived from our audited consolidated financial statements. The summary consolidated financial data as of and for each of the six months ended June 30, 2008 and 2009 has been derived from our unaudited consolidated financial statements. The summary consolidated financial data are qualified in their entirety by and should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2008, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, both of which are incorporated by reference into this prospectus supplement.

	Year ended December 31,			Six months ended June 30,
(in thousands, except ratios)	2006	2007	2008	2008	2009

Operating data
Revenues:
Oil and gas sales	$537,513	$652,856	$793,859	$463,157	$159,201
Price-risk management and other, net	13,323	1,265	26,956	(1,516)	79

	550,836	654,121	820,815	461,641	159,280

Costs and expenses:
General and administrative, net	27,634	34,182	38,673	20,210	16,000
Depreciation, depletion, and amortization	139,245	188,393	222,288	109,774	84,299
Accretion of asset retirement obligation	884	1,437	1,958	921	1,419
Lease operating cost	49,948	70,893	104,874	55,009	38,626
Severance and other taxes	61,235	73,813	80,403	48,992	18,594
Interest expense, net	23,582	28,082	31,079	16,921	15,280
Debt retirement cost	—	12,765	—	—	—
Write-down of oil and gas properties	—	—	754,298	—	79,312

	302,528	409,565	1,233,573	251,827	253,530

Income (loss) before income taxes	248,308	244,556	(412,758)	209,814	(94,250)
Provision (benefit) for income taxes	97,234	91,968	(155,628)	76,734	(33,037)

Income (loss) from continuing operations	151,074	152,588	(257,130)	133,080	(61,213)

Income (loss) from discontinued operations, net of taxes	10,491	(131,301)	(3,360)	(2,800)	(183)

Net income (loss)	$161,565	$21,287	$(260,490)	$130,280	$(61,396)

	Year ended December 31,			Six months ended June 30,
(in thousands, except ratios)	2006	2007	2008	2008	2009

Continuing Operations
Fully diluted earnings per share(1)	$5.00	$4.91	$(8.39)	$4.22	$(1.97)
Total diluted weighted average shares outstanding(1)	29,847	30,422	30,661	30,833	31,103

Other financial data
EBITDA(2)	$412,019	$462,468	$596,865	$337,430	$86,060
Net cash provided by operating activities	424,921	467,902	588,066	301,433	83,236
Capital expenditures including acquisitions	488,226	650,594	674,797	318,962	135,801
Balance sheet data (at end of period)
Working capital (deficit)	$(61,688)	$(10,211)	$(75,413)	$(41,664)	$(8,958)
Total assets	1,585,682	1,969,051	1,517,288	2,105,742	1,410,358
Total debt	381,400	587,000	580,700	524,200	628,000
Stockholders’ equity	797,917	836,054	600,877	982,679	544,712

(1)	The effect of the adoption of FASB issued Staff Position No. EITF 03-6-1 effective January 1, 2009, on prior years’ earnings per share and diluted weighted average shares outstanding from previously reported amounts, as stated in our Annual Report on Form 10-K for the years ended December 31, 2008, 2007, and 2006, were as follows: no effect for full-year 2008, lower Basic EPS and Diluted EPS from continuing operations for full-year 2007 by $0.11 per share and $0.07 per share, respectively, and lower Basic EPS and Diluted EPS from continuing operations for full-year 2006 by $0.06 per share and $0.03 per share, respectively.

(2)	EBITDA represents income before interest expense, income tax, depreciation, depletion, amortization and accretion of asset retirement obligation. We have reported EBITDA because we believe EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance. We believe EBITDA assists such investors in comparing a company’s performance on a consistent basis without regard to depreciation, depletion and amortization, which can vary significantly depending upon accounting methods or nonoperating factors such as historical cost. EBITDA is not a calculation based on generally accepted accounting principles (“GAAP”) and should not be considered an alternative to net income in measuring our performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in our Consolidated Statements of Cash Flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of our operating performance relative to other companies, investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA as reported by other companies. EBITDA amounts may not be fully available for management’s discretionary use, due to certain requirements to conserve funds for capital expenditures, debt service and other commitments.

EBITDA is not intended to represent net income as defined by GAAP and such information should not be considered as an alternative to net income, cash flow from operations or any other measure of performance prescribed by GAAP in the United States. The following table reconciles net income to EBITDA for the periods presented:

	Year ended December 31,			Six months ended June 30,
(in thousands)	2006	2007	2008	2008	2009

Income (Loss) from Continuing Operations	$151,074	$152,588	$(257,130)	$133,080	$(61,213)
Depreciation, depletion and amortization	139,245	188,393	222,288	109,774	84,299
Accretion of asset retirement obligation	884	1,437	1,958	921	1,419
Write-down of oil and gas properties	—	—	754,298	—	79,312
Interest expense	23,582	28,082	31,079	16,921	15,280
Provision (benefit) for income taxes	97,234	91,968	(155,628)	76,734	(33,037)
EBITDA	412,019	462,468	596,865	337,430	86,060

Summary reserves and production data

The following tables summarize our estimated proved oil and natural gas reserves from continuing operations and additional production and operating data as of and for the periods presented, and should be read in conjunction with the section of our Annual Report on Form 10-K for the year ended December 31, 2008 entitled “Oil and Natural Gas Reserves,” which report is incorporated herein by reference. The information set forth in the tables regarding reserves is based on estimated proved reserves reports prepared by us. H.J. Gruy and Associates, Inc., Houston, Texas, independent petroleum engineers, has audited 97% of our 2008 estimated proved reserves and 100% of our estimated proved reserves for 2007 and 2006.

Year ended December 31,	2006	2007	2008

Estimated proved oil and natural gas reserves
Natural gas reserves (MMcf):
Proved developed	133,815	172,974	172,214
Proved undeveloped	135,846	170,824	120,166

Total	269,661	343,798	292,380

Oil reserves (MBbl):
Proved developed	33,346	35,548	33,411
Proved undeveloped	40,119	40,934	34,299

Total	73,465	76,482	67,710

Total estimated reserves (MBoe)	118,408	133,781	116,440

Discounted present value of estimated proved reserves (in millions)
PV-10 Value(1)(2)	$2,410	$3,751	$1,313

Standardized measure of discounted future net cash flows to proved oil and gas reserves	$1,632	$2,540	$1,033

Prices used in calculating end of year reserves(3):
Oil (per (Bbl)	$60.07	$93.24	$44.09
Natural Gas (per Mcf)	5.84	6.65	4.96
NGL (per Bbl)	31.54	56.28	25.39
Other reserves data:
Three-year reserve replacement rate(4)	147%	192%	130%
Crude oil and NGLs as percent of total estimated proved reserves	62%	57%	58%
Proved developed reserves as a percent of total estimated proved reserves	47%	48%	53%

	Year ended December 31,			Six months ended June 30,
	2006	2007	2008	2008	2009

Net sales volume:
Oil (per MBbl)	6,721	7,045	5,420	2,901	2,135
Natural gas (MMcf)	13,604	16,782	20,503	10,539	11,232
NGL (per MBbl)	460	774	1,211	606	615
Total production (MBoe)	9,449	10,617	10,049	5,264	4,622
Weighted average sales prices:
Oil (per Bbl)	$64.28	$71.92	$101.38	$112.59	$48.01
Natural gas (per Mcf)	6.44	6.42	8.54	9.29	3.66
NGL (per Bbl)	38.70	49.72	57.15	63.60	25.40
Selected data (per Boe):
Lease operating costs	$5.29	$6.68	$10.44	$10.45	$8.36
Severance and other taxes	6.48	6.95	8.00	9.31	4.02
Depreciation, depletion and amortization	14.74	17.75	22.12	20.85	18.24
General and administrative, net of reimbursement	2.92	3.22	3.85	3.84	3.46

(1)	The closest GAAP measure to PV-10, a non-GAAP measure, is the standardized measure of discounted future net cash flows. We believe PV-10 is a helpful measure in evaluating the value of our oil and gas reserves and many securities analysts and investors use PV-10. We use PV-10 in our ceiling test computations, and we also compare PV-10 against our debt balances. The following table is a reconciliation between PV-10 and the standardized measure of discounted future net cash flows:

Year ended December 31,
(in millions)	2006	2007	2008

PV-10 value	$2,410	$3,751	$1,313
Future income taxes (discounted at 10%)	(778)	(1,211)	(280)

Standardized measure of discounted future net cash flows relating to oil and gas reserves	1,632	2,540	1,033

(2)	PV-10 values above give effect to asset retirement obligations of $35 million, $38 million and $48 million as of the years ended December 31, 2006, 2007 and 2008.

(3)	Represents the total weighted average year-end prices for all our estimated proved reserves for the years ended December 31, 2006 and December 31, 2007.

(4)	Calculated for a three-year period ending with the year presented by dividing the increase in estimated proved reserves by the production quantities for such period.

Risk factors

An investment in our common stock involves risks. You should carefully consider all of the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference and provided under “Incorporation of Certain Documents by Reference” in the accompanying prospectus, including our 2008 Annual Report on Form 10-K and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Statements” in the accompanying prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks described below, elsewhere in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference.

If any one or more of the following risks actually were to occur, our business, financial condition, results of operations or cash flow could be affected materially and adversely. In that case, the trading price of our shares could decline and you could lose all or part of your investment.

Risks related to this offering and our common stock

The market price of our common stock could be volatile due to a number of factors, many of which are beyond our control.

The market price of our common stock could be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

•	changes in securities analysts’ recommendations and their estimates of our financial performance;

•	the public’s reaction to our press releases, announcements and our filings with the SEC;

•	fluctuations in broader securities market prices and volumes, particularly among securities of oil and gas companies;

•	changes in market valuations of similar companies;

•	departures of key personnel;

•	commencement of or involvement in litigation;

•	variations in our quarterly results of operations or those of other oil and gas companies;

•	future issuances and sales of securities; and

•	changes in general conditions in the U.S. economy, financial markets or the oil and gas industry.

In recent years, the securities market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. Future market fluctuations may result in a lower price of our shares of common stock and could make it difficult for you to resell shares of our common stock at attractive prices.

Our shareholder rights plan, articles of incorporation and bylaws discourage unsolicited takeover proposals and could prevent you from realizing a premium for your common stock.

We have a stockholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. In addition, our articles of incorporation and bylaws contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions include:

•	a classified board of directors;

•	the ability of the board of directors to designate the terms of a new series of preferred stock;

•	advance notice requirements for nominations for election of the board of directors; and

•	requirements for approval of business combinations with interested parties.

Together these provisions and the rights plan may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for your common stock.

We may issue additional equity securities, which would dilute existing ownership interests.

We may issue equity in the future in connection with capital raising, debt exchanges, acquisitions, strategic transactions or for other purposes.

The issuance of additional equity securities may have the following effects:

•	an individual’s proportionate ownership interest in us may decrease;
•	our earnings per share could be reduced;
•	the relative voting strength of each previously outstanding share may be reduced; and
•	the market price of our common stock may decline.

We may issue shares of preferred stock with greater rights than our common stock

Our board of directors can, without approval of our shareholders, issue one or more series of preferred stock and determine the number of shares of each series and the rights, preferences and limitations on each series. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may rank ahead of our common stock as to dividend rights, liquidation preferences or voting rights, and may be convertible into shares of our common stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock. Please read “Description of Capital Stock—Preferred Stock” in the accompanying prospectus.

Climate change legislation and regulatory initiatives could result in increased compliance costs and offset demand for the oil and natural gas we produce.

There has been recent debate that emissions of certain gases, commonly referred to as “greenhouse gases” and including carbon dioxide and methane, may be contributing to warming of the Earth’s atmosphere. In response to this debate, the U.S. Congress is currently considering legislation that would restrict the emission of greenhouse gases, with the House of

Representatives having passed a bill on June 26, 2009 that would impose a national cap on emissions of greenhouse gases that would require major sources of greenhouse gases to obtain “allowances” that would permit such sources to continue to emit greenhouse gases into the atmosphere. Unrelated to this activity in Congress, the U.S. Environmental Protection Agency or “EPA” issued a notice on April 17, 2009 of its proposed findings and determination that emission of greenhouse gases presented an endangerment to human health and the environment. If finalized, EPA’s finding and determination would allow it to begin regulating emissions of greenhouse gases under existing provisions of the federal Clean Air Act. Through a separate action, the EPA is considering whether it will regulate greenhouse gases as “air pollutants” under the existing federal Clean Air Act. In addition, more than one-third of the states (but not currently including Louisiana or Texas) either individually or through multi-state initiatives already have begun implementing legal measures to reduce emissions of greenhouse gases. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address greenhouse gas emissions would impact our business, any such future laws and regulations could result in increased compliance costs or additional operating restrictions, and could have an effect on demand for the oil and natural gas we produce.

Common stock price range and dividend policy

Our common stock is traded on the New York Stock Exchange under the symbol “SFY.” The following table sets forth the range of high and low intraday sales prices per share of our common stock as reported by the New York Stock Exchange for the periods indicated.

	Sales price
Quarter	High	Low

2007:
First Quarter	$45.23	$37.34
Second Quarter	$45.80	$39.06
Third Quarter	$47.58	$34.56
Fourth Quarter	$48.16	$39.38
2008:
First Quarter	$50.67	$37.47
Second Quarter	$67.43	$44.15
Third Quarter	$68.54	$35.20
Fourth Quarter	$39.08	$15.17
2009:
First Quarter	$21.71	$4.83
Second Quarter	$19.95	$6.87
Third Quarter (through August 4)	$21.00	$12.36

On August 4, 2009, the closing sale price of our common stock, as reported by the New York Stock Exchange, was $18.96 per share. As of July 31, 2009, there were approximately 194 holders of record of our common stock.

We have not paid cash dividends on our common stock in the past and do not intend to pay dividends on our common stock in the foreseeable future. Our credit facility restricts our ability to pay dividends.

Use of proceeds

We will receive net proceeds of approximately $94.6 million from this offering, or $108.8 million if the underwriters exercise in full their option to purchase additional shares, in each case, after deducting the underwriting discount and estimated offering expenses. We intend to use the net proceeds we receive from this offering to pay down borrowings under our revolving credit facility and to use the funds then made available under our revolving credit facility for general corporate purposes. General corporate purposes may include development and exploration expenditures, additions to working capital, and the financing of acquisitions of oil and gas properties and related assets.

At July 31, 2009, we had borrowings of $216.3 million under our revolving credit facility, which expires in October 2011. Effective May 1, 2009, the interest rate is either (a) the lead bank’s prime rate plus applicable margin or (b) the adjusted London Interbank Offered Rate (“LIBOR”) plus the applicable margin depending on the level of outstanding debt. The lead bank’s prime rate plus the applicable margin was 4.75% at July 31, 2009. The borrowings under our credit facility were used to fund or partially fund our acquisitions of oil and gas properties and for general corporate purposes.

Capitalization

The following table sets forth our actual capitalization as of June 30, 2009 and our capitalization as adjusted to reflect the consummation of this offering and the application of the net proceeds as described in “Use of proceeds.”

The following table is unaudited and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and the related notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

At June 30, 2009
(unaudited, in thousands)	Actual	As adjusted

Cash and cash equivalents(1)	$231	$231

Bank borrowings(1)	228,000	133,445
7 5/8% senior notes due 2011	150,000	150,000
7 1/8% senior notes due 2017	250,000	250,000

Long-term debt	$628,000	$533,445

Stockholders’ equity
Preferred stock, $.01 par value, 5,000,000 shares authorized, none outstanding	—	—
Common stock, $.01 par value, 85,000,000 shares authorized, 31,607,453 and 37,007,453 shares issued, and 31,189,499 and 36,589,499 shares outstanding, respectively	316	370
Additional paid-in capital	439,322	533,823
Treasury stock held, at cost, 417,954 shares	(8,994)	(8,994)
Retained earnings	114,292	114,292
Other Comprehensive Loss	(224)	(224)

Total stockholders’ equity	544,712	639,267

Total capitalization	$1,172,712	$1,172,712

(1)	As of July 31, 2009, our outstanding bank borrowings were $216.3 million. Accordingly, after using the net proceeds from this offering to pay down borrowings, our bank borrowings would have been $121.7 million at such date.

Certain U.S. federal tax considerations for non-U.S. holders

The following summary is a description of certain United States federal income and estate tax consequences relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders. This summary is for general information only and does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities are subject to change, possibly retroactively, or to different interpretations that may result in United States federal income tax consequences different from those set forth below. We have not sought any rulings from the Internal Revenue Service (the “IRS”), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary does not address the effect of the United States federal gift tax laws, the tax considerations arising under the laws of any foreign, state or local jurisdiction, or any specific reporting requirements under Treasury Regulations. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	holders subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities, currencies, or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	partnerships or other pass-through entities and holders of interests therein;

•	expatriates and certain former residents of the United States;

•	persons who hold common stock in connection with a hedging, integrated, conversion, “straddle,” or other risk reduction transaction; and

•	persons deemed to sell the common stock under any constructive sale provision of the Code.

Holders subject to the special circumstances described above may be subject to tax rules that differ significantly from those summarized below.

Except as otherwise modified for United States federal estate tax purposes, a “Non-U.S. Holder” of our common stock is a beneficial owner of our common stock and is not, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) the administration of the trust is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

The treatment of a partner in an entity treated as a partnership for United States federal tax purposes that holds our common stock generally will depend on the status and tax situs of the partner and the activities of the partnership. Partners of partnerships considering the purchase of our common stock should consult their independent tax advisors.

HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF PARTICIPATING IN THE OFFERING AND OF OWNING AND DISPOSING OF COMMON STOCK, INCLUDING THE APPLICATION OF THE FEDERAL GIFT TAX RULES, THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR TAX TREATY, AND ANY CHANGES OR PROPOSED CHANGES IN APPLICABLE TAX LAWS OR INTERPRETATIONS THEREOF.

Dividend distributions

In general, if distributions are made with respect to our common stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied in reduction of your tax basis in the common stock (determined on a share by share basis), and to the extent such portion exceeds your tax basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “—Sale, Exchange, Redemption, or Other Disposition of Common Stock.”

Any dividends for U.S. federal income tax purposes paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a 30% rate subject to the two following exceptions:

•	Dividends effectively connected with a trade or business of a Non-U.S. Holder and, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder within the United States generally will be exempt from withholding if the Non-U.S. Holder complies with applicable IRS certification requirements and instead such Non-U.S. Holder will be subject to U.S. federal income tax on a net income basis and must file U.S. tax returns. In the case of a Non-U.S. Holder that is a corporation, such effectively connected income also may be subject to the branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

•	A Non-U.S. Holder may be entitled to an exemption from or reduction in the rate of withholding tax under an applicable income tax treaty provided the Non-U.S. Holder satisfies applicable certification and other requirements. A Non-U.S. Holder that is eligible for a reduced rate of United States federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

A Non-U.S. Holder that is a foreign partnership, foreign partner in a partnership, or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury Regulations and the certification requirements applicable to it.

Sale, exchange, redemption or other disposition of common stock

Any gain realized by a Non-U.S. Holder upon the sale, exchange, redemption or other taxable disposition of shares of common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States or, if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States; in this case, the gain will be taxed on a net income basis at the rates and in the manner applicable to United States persons (as defined under the Code), and if the Non-U.S. Holder is a foreign corporation, the branch profits tax described above (see “—Dividend Distributions”) may also apply;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; in this case, the gain, to the extent it exceeds certain losses, will generally be taxable at the rate of 30%; or

•	we are or have been a “United States real property holding corporation” (“USRPHC”) for United States federal income tax purposes.

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are currently a USRPHC for United States federal income tax purposes and it is likely that we will remain one in the future. However, so long as our common stock continues to be regularly traded on an established securities market, only a Non-U.S. Holder who holds or held more than 5% of our common stock (a “greater-than-five percent shareholder”) at any time during the shorter of (i) the five year period preceding the date of disposition or (ii) the holder’s holding period, will be subject to U.S. federal income tax on the disposition of our common stock. A Non-U.S. Holder who is a greater-than-five percent shareholder could be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise.

Federal estate tax

Common stock held by an individual Non-U.S. Holder (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

Dividends paid to a Non-U.S. Holder generally will be subject to information reporting and may be subject to United States backup withholding, unless such Non-U.S. Holder provides a properly completed IRS Form W-8BEN certifying under penalties of perjury such Non-U.S. Holder is not a United States person or otherwise establishes an exemption. Copies of the information returns reporting such dividends (and the tax withheld with respect to such dividends) may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable tax treaty.

Payment of the proceeds from the disposition of common stock effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless the Non-U.S. Holder disposing of the common stock provides an IRS Form W-8BEN certifying under penalties of perjury that such Non-U.S. Holder is not a United States person or otherwise establishes an exemption.

Payments of sales proceeds from the disposition of common stock by a foreign office of a broker to a Non-U.S. Holder outside the United States generally are not subject to U.S. backup withholding and information reporting requirements. However, unless the broker has documentary evidence in its records that the Non-U.S. Holder is not a United States person and certain other conditions are met, U.S. information reporting requirements will apply to a payment of sales proceeds, even if that payment is made outside the United States, if the broker is a “U.S. Related Person”. A “U.S. Related Person” is (i) a United States person (within the meaning of the Code); (ii) a foreign person that derives 50% or more of its gross income for certain period from activities that are effectively connected with the conduct of a trade or business in the United States; (iii) a controlled foreign corporation for U.S. federal income tax purposes; or (iv) a foreign partnership more than 50% of the capital or profits of which is owned by one or more United States persons which engages in a U.S. trade or business.

Any information reported to the IRS under the requirements described above may also be made available to the tax authorities in the country in which a Non-U.S. Holder is resident under the provisions of an applicable income tax treaty or other agreement. Backup withholding is not an additional tax but, rather, is a method of tax collection. Any withheld amounts generally may be credited against a Non-U.S. Holder’s U.S. federal income tax liability and that Non-U.S. Holder may be entitled to a refund provided that the required information is furnished to the IRS in a timely manner.

Underwriting

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. is acting as book running manager of the offering and as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.	2,970,000
UBS Securities LLC	972,000
Wells Fargo Securities, LLC	486,000
Credit Suisse Securities (USA) LLC	243,000
Howard Weil Incorporated	243,000
Natixis Bleichroeder Inc.	243,000
RBC Capital Markets Corporation	243,000
Total	5,400,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.56 per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 810,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $0.93 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting discounts and commissions

	Without over-	With over-
	allotment exercise	allotment exercise

Per share	$0.93	$0.93
Total	$4,995,000	$5,744,250

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $350,000.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus supplement.

Our directors and executive officers have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Exchange Act of 1934, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over the counter market or otherwise.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of J.P. Morgan Securities Inc. for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State, and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. The underwriters and their affiliates may provide similar services in the future. In particular, certain of the underwriters or their affiliates are lenders under our senior credit facility and will receive the net proceeds from this offering used to pay down our senior credit facility. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the issuance of the common stock covered by this prospectus supplement will be passed upon for us by Baker & Hostetler LLP, Houston, Texas. Certain legal matters related to the offering of the common stock will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

Experts

The consolidated financial statements of Swift Energy Company and subsidiaries appearing in Swift Energy Company’s Annual Report (Form 10-K) for the year ended December 31, 2008, and the effectiveness of Swift Energy Company’s internal control over financial reporting as of December 31, 2008 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Information set forth or incorporated by reference herein regarding our estimated quantities of oil and gas reserves and the discounted present value of future net cash flows therefrom is based upon estimates of such reserves and present values audited by H.J. Gruy & Associates, Inc., independent petroleum engineers. All such information has been so included on the authority of such firms as experts regarding the matters contained in its reports.

Prospectus

$500,000,000

Debt securities
Common stock
Preferred stock
Depositary shares
Warrants
Guarantees of debt securities

We may offer and sell from time to time debt securities, common stock, preferred stock, depositary shares, warrants and unsecured guarantees of debt securities. Our subsidiary, Swift Energy Operating, LLC, a Texas limited liability company, may guarantee the debt securities we issue.

This prospectus describes the general terms of the offered securities and the general manner in which we will offer these securities. We will provide specific terms of any offering in supplements to this prospectus. The securities may be offered separately or together in any combination and as separate series. You should read this prospectus and any supplement carefully before you make your investment decision.

We may offer and sell securities to or through one or more underwriters, dealer and agents, or directly to purchasers, on a continuous or delayed basis. If we use underwriters, dealers, or agents to sell the securities, we will name them and describe their compensation in a prospectus supplement. The net proceeds we expect to receive from these sales will be described in the prospectus supplement.

Our common stock is traded on the New York Stock Exchange under the symbol “SFY.”

The securities offered in this prospectus involve a high degree of risk. You should carefully consider the matters set forth in “Risk Factors” on page 3 of this prospectus, in any prospectus supplement or incorporated by reference herein or therein in determining whether to purchase our securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 26, 2009

About this prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus, any applicable prospectus supplement, together with additional information described under the heading “Where you can find more information” before you invest in any of these securities.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesperson or other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus and the applicable prospectus supplement, before making an investment decision.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any accompanying prospectus supplement to “Swift Energy, “we,” or “our” are to Swift Energy Company and its subsidiaries.

Forward-looking statements

Some of the information included in this prospectus and the documents we have incorporated by reference contain forward-looking statements. Forward-looking statements reflect our current views with respect to future events and may be identified by terms such as “believe,” “expect,” “may,” “intend,” “will,” “project,” “budget,” “should” or “anticipate” or other similar words. These statements discuss “forward-looking” information and may include, among others, statements about anticipated capital expenditures and budgets; sources of capital; future cash flows and borrowings; pursuit of potential future acquisition or drilling opportunities; future production volumes; oil and natural gas reserves; and sources of funding for exploration and development or other uses.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under “Risk factors” and include:

•	The length and severity of the current credit crisis

•	volatility in oil and natural gas prices and fluctuation of prices received;

•	domestic and worldwide economic conditions;

•	disruption of operations and damages due to hurricanes or tropical storms;

•	demand or market available for our oil and natural gas production;

•	production facility constraints;

•	uncertainty of drilling results, reserve estimates and reserve replacement;

•	drilling and operating risks;

•	our level of indebtedness;

•	the strength and financial results of our competitors;

•	the availability and cost of capital to fund reserve replacement and other capital expenditures and costs;

•	uncertainties inherent in estimating quantities of oil and natural gas reserves, projecting future rates of production and the timing of development expenditures;

•	acquisition risks;

•	unexpected substantial variances in capital requirements; and

•	environmental matters.

There are other factors that could cause actual results to differ materially from those anticipated, which are discussed in our periodic filings with the SEC, including our most recent Form 10-K. See “Risk factors” on page 3.

When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and in the documents we have incorporated by reference. We specifically disclaim all responsibility to publicly update any information contained in a forward-looking statement or any forward-looking statement in its entirety and therefore disclaim any resulting liability for potentially related damages.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

Where you can find more information

We are subject to the informational requirements of the Securities Exchange Act of 1934, which requires us to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room and its copy charges. You may view our SEC filings electronically at the SEC’s Internet site at http://www.sec.gov, or at our own website at http://www.swiftenergy.com.

This prospectus constitutes part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. It omits some of the information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to us and the securities we are offering. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC is not necessarily complete, and in each instance reference is made to the copy of the filed document.

Incorporation of certain documents by reference

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus and any supplement thereto is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. We incorporate by reference (excluding any information furnished pursuant to Items 2.02 or 7.01 of any report on Form 8-K) the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities covered by this prospectus:

•	Our annual report on Form 10-K for the year ended December 31, 2008, filed February 27, 2009;
•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2009, filed May 7, 2009; and
•	Our current reports on Form 8-K filed April 7, 2009, May 1, 2009, and May 15, 2009.

You may request a copy of these filings at no cost, by writing or telephoning:

Investor Relations Department
16825 Northchase Drive, Suite 400
Houston, Texas 77060
(281) 874-2700

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information provided in this prospectus or incorporated by reference is accurate as of any date other than the date on the front cover or the date of the incorporated material, as applicable.

The company

We are an independent oil and natural gas company formed in 1979, and we are engaged in the exploration, development, acquisition and operation of oil and natural gas properties. Our operations are primarily focused in four core areas identified as Southeast Louisiana, South Louisiana, Central Louisiana/East Texas, and South Texas. In addition, we have a strategic growth area in three parishes in southwest Louisiana and another on acreage in the Four Corners area of southwest Colorado. South Texas is the oldest of our core areas, with our operations first established in the AWP field in 1989 and subsequently expanded with the acquisition of the Sun TSH, Briscoe Ranch, and Las Tiendas fields during 2007 and with additional interests in the Briscoe Ranch field in 2008. Operations in our Central Louisiana/East Texas area began in mid-1998 when we acquired the Masters Creek field in Louisiana and the Brookeland field in Texas, later adding the South Bearhead Creek field in Louisiana in late 2005. The Southeast Louisiana and South Louisiana areas were established when we acquired majority interests in producing properties in the Lake Washington field in early 2001, in the Bay de Chene and Cote Blanche Island fields in December 2004, and in the Bayou Sale, Bayou Penchant, Horseshoe Bayou, and Jeanerette fields in 2006.

At December 31, 2008, we had estimated proved reserves from our continuing operations of 116.4 MMBoe. Our total proved reserves at year-end 2008 were comprised of approximately 43% crude oil, 42% natural gas, and 15% NGLs; and 53% of our total proved reserves were proved developed. At December 31, 2008, our proved reserves are concentrated with 61% of the total in Louisiana, 38% in Texas, and 1% in other states.

Our executive offices are located at 16825 Northchase Drive, Suite 400, Houston, Texas 77060, and our telephone number is (281) 874-2700.

The subsidiary guarantors

Certain of our domestic subsidiaries, which we refer to as the “Subsidiary Guarantors” in this prospectus, may fully and unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus. Financial information concerning our Subsidiary Guarantors and any non-guarantor subsidiaries will be included in our consolidated financial statements filed as part of our periodic reports filed pursuant to the Exchange Act to the extent required by the rules and regulations of the SEC.

Risk factors

An investment in the securities involves a significant degree of risk. Before you invest in our securities you should carefully consider the risk factors included in our most recent Annual Report on Form 10-K, any Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K, which are incorporated herein by reference, and the risk factors that may be included in any applicable prospectus supplement, in evaluating an investment in our securities. If any of the risks discussed in the foregoing documents were to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. Also, please read the cautionary statement in this prospectus under “Forward-looking statements.”

Use of proceeds

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus and any prospectus supplement for our general corporate purposes, which may include repayment of indebtedness, the financing of capital expenditures, future acquisitions and additions to our working capital.

Ratio of earnings to fixed charges

The following table sets forth our ratio of earnings to fixed charges:

						Three months
						ended
	Year ended December 31,					March 31,
	2004	2005	2006	2007	2008	2009

Ratio of earnings to fixed charges	3.31	5.59	8.21	7.17	*	*

*	Due to the $754.3 million non-cash charge incurred in the fourth quarter of 2008, and the $79.3 million non-cash charge incurred in the first quarter of 2009, both caused by a write-down in the carrying value of oil and gas properties due to the rapid decline of oil and gas prices during those periods, 2008 earnings were insufficient to cover fixed charges by $420.8 million, and first quarter 2009 earnings were insufficient to cover fixed charges by $93.5 million. If the $754.3 million non-cash charge at year-end 2008 is excluded in calculating earnings, the ratio of earnings to fixed charges would have been 9.43 for the year ended December 31, 2008. If the $79.3 million non-cash charge is excluded in calculating earnings, the ratio of earnings to fixed charges for the quarter ended March 31, 2009, would have still been insufficient to cover fixed charges by $14.2 million.

For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest, amortization of debt issuance costs and discounts, and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represents income (loss) from continuing operations before income taxes and interest expense, net, and that portion of rental expense deemed to be the equivalent of interest.

Description of debt securities

This section describes the general terms and provisions of the debt securities which may be offered by us from time to time. The applicable prospectus supplement will describe the specific terms of the debt securities offered by that prospectus supplement. Those terms of the debt securities offered by a prospectus supplement may differ significantly from the terms of the Debt Securities described in this “Description of Debt Securities.”

We may issue debt securities either separately or together with, or upon the conversion of, or in exchange for, other securities. The debt securities are to be either senior obligations of ours issued in one or more series and referred to herein as the “Senior Debt Securities,” or subordinated obligations of ours issued in one or more series and referred to herein as the “Subordinated Debt Securities.” The Senior Debt Securities and the Subordinated Debt Securities are collectively referred to as the “Debt Securities.” The Debt Securities will be general obligations of the Company. Each series of Debt Securities will be issued on terms specified in an agreement, or “Indenture,” between Swift and an independent third party, usually a bank or trust company, known as a “Trustee,” who will be legally obligated to carry out the terms of the Indenture. The name(s) of the Trustee(s) will be set forth in the applicable prospectus supplement. We may issue all the Debt Securities under the same Indenture, as one or as separate series, as specified in the applicable prospectus supplement(s).

This summary of certain terms and provisions of the Debt Securities and Indentures is not complete. If we refer to particular provisions of an Indenture, the provisions, including definitions of certain terms, are incorporated by reference as a part of this summary. The Indentures are or will be filed as an exhibit to the registration statement of which this prospectus is a part, or as exhibits to documents filed under the Securities Exchange Act of 1934, which are incorporated by reference into this prospectus. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended. You should refer to the applicable Indenture for the provisions that may be important to you.

General

The Indentures will not limit the amount of Debt Securities that we may issue. We may issue Debt Securities up to an aggregate principal amount as we may authorize from time to time. The Company may establish, without the approval of existing holders of Debt Securities, and the applicable prospectus supplement will describe, the terms of any Debt Securities being offered, including:

•	the title and aggregate principal amount;

•	the date(s) when principal is payable;

•	the interest rate, if any, and the method for calculating the interest rate;

•	the interest payment dates and the record dates for the interest payments;

•	the places where the principal and interest will be payable;

•	any mandatory or optional redemption or repurchase terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

•	whether such Debt Securities will be Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the subordination provisions and the applicable definition of “Senior Indebtedness”;

•	additional provisions, if any, relating to the defeasance and covenant defeasance of the Debt Securities;

•	if other than denominations of $1,000 or multiples of $1,000, the denominations the Debt Securities will be issued in;

•	whether the Debt Securities will be issued in the form of Global Securities, as defined below, or certificates;

•	whether the Debt Securities will be issuable in registered form, referred to as “Registered Securities,” or in bearer form, referred to as “Bearer Securities” or both and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of Bearer Securities;

•	any applicable material federal tax consequences;

•	the dates on which premiums, if any, will be payable;

•	our right, if any, to defer payment of interest and the maximum length of such deferral period;

•	any paying agents, transfer agents, registrars or trustees;

•	any listing on a securities exchange;

•	if convertible into common stock or preferred stock, the terms on which such Debt Securities are convertible;

•	the terms of any guarantee of the Debt Securities;

•	the subordination terms, if any;

•	the terms, if any, of the transfer, mortgage, pledge, or assignment as security for any series of Debt Securities of any properties, assets, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act are applicable, and any corresponding changes to provisions of the Indenture as currently in effect;

•	the initial offering price; and

•	other specific terms, including covenants and any additions or changes to the events of default provided for with respect to the Debt Securities.

The terms of the Debt Securities of any series may differ and, without the consent of the holders of the Debt Securities of any series, we may reopen a previous series of Debt Securities and issue additional Debt Securities of such series or establish additional terms of such series, unless otherwise indicated in the applicable prospectus supplement or supplemental indenture.

Ranking of debt securities

The Senior Debt Securities will be our senior unsecured obligations and will rank equal in right of payment with all of our existing and future senior unsecured indebtedness. The Senior Debt Securities may be guaranteed on a senior unsecured basis by all of our material existing and future domestic subsidiaries. The guarantees will rank equal in right of payment with all existing and future senior unsecured indebtedness of any subsidiary guarantors. The notes and the guarantees will be effectively subordinated to any existing or future secured indebtedness to the extent of the value of the collateral securing such indebtedness.

The Subordinated Debt Securities will be obligations of ours and will be subordinated in right of payment to all existing and future Senior Indebtedness. The prospectus supplement will define senior indebtedness and will set forth the approximate amount of such senior indebtedness outstanding as of a recent date. The prospectus supplement will also describe the subordination provisions of the Subordinated Debt Securities.

Covenants

Under the Indentures, we will be required to:

•	pay the principal, interest and any premium on the Debt Securities when due;

•	maintain a place of payment;

•	deliver a report to the Trustee at the end of each fiscal year reviewing our obligations under the Indentures; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.

Any additional covenants will be described in the applicable prospectus supplement.

Registration, transfer, payment and paying agent

Unless otherwise indicated in a prospectus supplement, each series of Debt Securities will be issued in registered form only, without coupons. The Indentures, however, provide that we may also issue Debt Securities in bearer form only, or in both registered and bearer form. Bearer

Securities shall not be offered, sold, resold or delivered in connection with their original issuance in the United States or to any United States person other than offices located outside the United States of certain United States financial institutions. “United States person” means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States, any estate the income of which is subject to United States federal income taxation regardless of its source, or any trust whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust. “United States” means the United States of America (including the states thereof and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction. Purchasers of Bearer Securities will be subject to certification procedures and may be affected by certain limitations under United States tax laws. Such procedures and limitations will be described in the prospectus supplement relating to the offering of the Bearer Securities.

Unless otherwise indicated in a prospectus supplement, Registered Securities will be issued in denominations of $1,000 or any integral multiple thereof, and Bearer Securities will be issued in denominations of $5,000.

Unless otherwise indicated in a prospectus supplement, the principal, premium, if any, and interest, if any, of or on the Debt Securities will be payable, and Debt Securities may be surrendered for registration of transfer or exchange, at an office or agency to be maintained by us in the Borough of Manhattan, The City of New York, provided that payments of interest with respect to any Registered Security may be made at our option by check mailed to the address of the person entitled to payment or by transfer to an account maintained by the payee with a bank located in the United States. No service charge shall be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses that may be imposed in connection with the exchange or transfer.

Unless otherwise indicated in a prospectus supplement, payment of principal of, premium, if any, and interest, if any, on Bearer Securities will be made, subject to any applicable laws and regulations, at such office or agency outside the United States as specified in the prospectus supplement and as we may designate from time to time. Unless otherwise indicated in a prospectus supplement, payment of interest due on Bearer Securities on any interest payment date will be made only against surrender of the coupon relating to such interest payment date. Unless otherwise indicated in a prospectus supplement, no payment of principal, premium or interest with respect to any Bearer Security will be made at any office or agency in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; except that if amounts owing with respect to any Bearer Securities shall be payable in U.S. dollars, payment may be made at the Corporate Trust Office of the applicable Trustee or at any office or agency designated by us in the Borough of Manhattan, The City of New York, if (but only if) payment of the full amount of such principal, premium or interest at all offices outside of the United States maintained for such purpose by us is illegal or effectively precluded by exchange controls or similar restrictions.

Unless otherwise indicated in the applicable prospectus supplement, we will not be required to:

•	issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series of like tenor to be redeemed and ending at the close of business on the day of that selection;

•	register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part;

•	exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor that is simultaneously surrendered for redemption; or

•	issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the holder, except the portion, if any, of the Debt Security not to be so repaid.

Original issue discount securities

Debt Securities may be issued as “Original Issue Discount Securities” to be sold at a discount below their principal amount. Original Issue Discount Securities may include “zero coupon” securities that do not pay any cash interest for the entire term of the securities. In the event of an acceleration of the maturity of any Original Issue Discount Security, the amount payable to the holder thereof upon such acceleration will be determined in the manner described in the applicable prospectus supplement. Conditions pursuant to which payment of the principal of the Subordinated Debt Securities may be accelerated will be set forth in the applicable prospectus supplement. Material federal income tax and other considerations applicable to Original Issue Discount Securities will be described in the applicable prospectus supplement.

Non U.S. currency

If the purchase price of any Debt Securities is payable in a currency other than U.S. dollars or if principal of, or premium, if any, or interest, if any, on any of the Debt Securities is payable in any currency other than U.S. dollars, the specific terms with respect to such Debt Securities and such foreign currency will be specified in the applicable prospectus supplement.

Global securities

The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a “Depositary” identified in the prospectus supplement relating to such series. Global Debt Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual certificates evidencing Debt Securities, a Global Debt Security may not be transferred except as a whole:

•	by the Depositary to a nominee of such Depositary;

•	by a nominee of such Depositary to such Depositary or another nominee of such Depositary; or

•	by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

The specific terms of the depositary arrangement with respect to a series of Global Debt Securities and certain limitations and restrictions relating to a series of Global Bearer Securities will be described in the applicable prospectus supplement.

Redemption and repurchase

The Debt Securities may be redeemable, in whole or in part, at our option, may be subject to mandatory redemption pursuant to a sinking fund or otherwise, or may be subject to repurchase by Swift at the option of the holders, in each case upon the terms, at the times and at the prices set forth in the applicable prospectus supplement.

Conversion and exchange

The terms, if any, on which Debt Securities of any series are convertible into or exchangeable for common stock, preferred stock, or other Debt Securities will be set forth in the applicable prospectus supplement. Such terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder, or at our option, the conversion price and the conversion period, and may include provisions pursuant to which the number of shares of our common stock or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

Consolidation, merger and sale of assets

Each Indenture generally will permit a consolidation or merger between us and another corporation, if the surviving corporation meets certain limitations and conditions. Subject to those conditions, each Indenture may also permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation shall assume all of our responsibilities and liabilities under the Indentures including the payment of all amounts due on the Debt Securities and performance of the covenants in the Indentures.

We are only permitted to consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the Indentures, as indicated in the applicable prospectus supplement. The remaining or acquiring corporation will be substituted for us in the Indentures with the same effect as if it had been an original party to the Indenture. Thereafter, the successor corporation may exercise our rights and powers under any Indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor corporation.

Events of default

Unless otherwise specified in the applicable prospectus supplement, an Event of Default, as defined in the Indentures and applicable to Debt Securities issued under such Indentures, typically will occur with respect to the Debt Securities of any series under the Indenture upon:

•	default for a period to be specified in the applicable prospectus supplement in payment of any interest with respect to any Debt Security of such series;

•	default in payment of principal or any premium with respect to any Debt Security of such series when due upon maturity, redemption, repurchase at the option of the holder or otherwise;

•	default in deposit of any sinking fund payment when due with respect to any Debt Security of such series;

•	default by us in the performance, or breach, of any other covenant or warranty in such Indenture, which shall not have been remedied for a period to be specified in the applicable prospectus supplement after notice to us by the applicable Trustee or the holders of not less than a fixed percentage in aggregate principal amount of the Debt Securities of all series issued under the applicable Indenture;

•	certain events of bankruptcy, insolvency or reorganization of Swift; or

•	any other Event of Default that may be set forth in the applicable prospectus supplement, including an Event of Default based on other debt being accelerated, known as a “cross-acceleration.”

No Event of Default with respect to any particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities. If the Trustee considers it in the interest of the holders to do so, the Trustee under an Indenture may withhold notice of the occurrence of a default with respect to the Debt Securities to the holders of any series outstanding, except a default in payment of principal, premium, if any, interest, if any.

Each Indenture will provide that if an Event of Default with respect to any series of Debt Securities issued thereunder shall have occurred and be continuing, either the relevant Trustee or the holders of at least a fixed percentage in principal amount of the Debt Securities of such series then outstanding may declare the principal amount of all the Debt Securities of such series to be due and payable immediately. In the case of Original Issue Discount Securities, the Trustee may declare as due and payable such lesser amount as may be specified in the applicable prospectus supplement. However, upon certain conditions, such declaration and its consequences may be rescinded and annulled by the holders of at least a fixed percentage in principal amount of the Debt Securities of all series issued under the applicable Indenture.

The applicable prospectus supplement will provide the terms pursuant to which an Event of Default shall result in acceleration of the payment of principal of Subordinated Debt Securities.

In the case of a default in the payment of principal of, or premium, if any, or interest, if any, on any Subordinated Debt Securities of any series, the applicable Trustee, subject to certain limitations and conditions, may institute a judicial proceeding for the collection thereof.

No holder of any of the Debt Securities of any series will have any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless the holders of at least a fixed percentage in principal amount of the outstanding Debt Securities of such series:

•	have made written request to the Trustee to institute such proceeding as Trustee, and offered reasonable indemnity to the Trustee,

•	the Trustee has failed to institute such proceeding within the time period specified in the applicable prospectus supplement after receipt of such notice, and

•	the Trustee has not within such period received directions inconsistent with such written request by holders of a majority in principal amount of the outstanding Debt Securities of such series. Such limitations do not apply, however, to a suit instituted by a holder of a Debt Security for the enforcement of the payment of the principal of, premium, if any, or any accrued and unpaid interest on, the Debt Security on or after the respective due dates expressed in the Debt Security.

During the existence of an Event of Default under an Indenture, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default shall occur and be continuing, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of at least a fixed percentage in principal amount of the outstanding Debt Securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred on the Trustee with respect to such series.

The Indentures provide that the Trustee will, within the time period specified in the applicable prospectus supplement after the occurrence of any default, give to the holders of the Debt Securities of such series notice of such default known to it, unless such default shall have been cured or waived; provided that the Trustee shall be protected in withholding such notice if it determines in good faith that the withholding of such notice is in the interest of such holders, except in the case of a default in payment of principal of or premium, if any, on any Debt Security of such series when due or in the case of any default in the payment of any interest on the Debt Securities of such series.

Swift is required to furnish to the Trustee annually a statement as to compliance with all conditions and covenants under the Indentures.

Modification and waivers

From time to time, when authorized by resolutions of our board of directors and by the Trustee, without the consent of the holders of Debt Securities of any series, we may amend, waive or supplement the Indentures and the Debt Securities of such series for certain specified purposes, including, among other things:

•	to cure ambiguities, defects or inconsistencies;

•	to provide for the assumption of our obligations to holders of the Debt Securities of such series in the case of a merger or consolidation;

•	to add to our Events of Default or our covenants or to make any change that would provide any additional rights or benefits to the holders of the Debt Securities of such series;

•	to add or change any provisions of such Indenture to facilitate the issuance of Bearer Securities;

•	to establish the form or terms of Debt Securities of any series and any related coupons;

•	to add guarantors with respect to the Debt Securities of such series;

•	to secure the Debt Securities of such series;

•	to maintain the qualification of the Indenture under the Trust Indenture Act; or

•	to make any change that does not adversely affect the rights of any holder.

Other amendments and modifications of the Indentures or the Debt Securities issued thereunder may be made by Swift and the Trustee with the consent of the holders of not less than a fixed percentage of the aggregate principal amount of the outstanding Debt Securities of each series affected, with each series voting as a separate class; provided that, without the consent of the holder of each outstanding Debt Security affected, no such modification or amendment may:

•	reduce the principal amount of, or extend the fixed maturity of the Debt Securities, or alter or waive any redemption, repurchase or sinking fund provisions of the Debt Securities;

•	reduce the amount of principal of any Original Issue Discount Securities that would be due and payable upon an acceleration of the maturity thereof;

•	change the currency in which any Debt Securities or any premium or the accrued interest thereon is payable;

•	reduce the percentage in principal amount outstanding of Debt Securities of any series which must consent to an amendment, supplement or waiver or consent to take any action under the Indenture or the Debt Securities of such series;

•	impair the right to institute suit for the enforcement of any payment on or with respect to the Debt Securities;

•	waive a default in payment with respect to the Debt Securities or any guarantee;

•	reduce the rate or extend the time for payment of interest on the Debt Securities;

•	adversely affect the ranking of the Debt Securities of any series;

•	release any guarantor from any of its obligations under its guarantee or the Indenture, except in compliance with the terms of the Indenture; or

•	solely in the case of a series of Subordinated Debt Securities, modify any of the applicable subordination provisions or the applicable definition of Senior Indebtedness in a manner adverse to any holders.

The holders of a fixed percentage in aggregate principal amount of the outstanding Debt Securities of any series may waive compliance by us with certain restrictive provisions of the relevant Indenture, including any set forth in the applicable prospectus supplement. The holders of a fixed percentage in aggregate principal amount of the outstanding Debt Securities of any series may, on behalf of the holders of that series, waive any past default under the applicable Indenture with respect to that series and its consequences, except a default in the payment of the principal of, or premium, if any, or interest, if any, on any Debt Securities of such series, or in respect of a covenant or provision which cannot be modified or amended without the consent of a larger fixed percentage of holders or by the holder of each outstanding Debt Securities of the series affected.

Outstanding debt securities

In determining whether the holders of the requisite principal amount of outstanding Debt Securities have given any authorization, demand, direction, notice, consent or waiver under the relevant Indenture, the amount of outstanding Debt Securities will be calculated based on the following:

•	the portion of the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding for such purposes shall be that portion of the principal amount thereof that could be declared to be due and payable upon a declaration of acceleration pursuant to the terms of such Original Issue Discount Security as of the date of such determination;

•	the principal amount of a Debt Security denominated in a currency other than U.S. dollars shall be the U.S. dollar equivalent, determined on the date of original issue of such Debt Security, of the principal amount of such Debt Security; and

•	any Debt Security owned by us or any obligor on such Debt Security or any affiliate of us or such other obligor shall be deemed not to be outstanding.

Discharge, termination and covenant termination

When we establish a series of Debt Securities, we may provide that such series is subject to the termination and discharge provisions of the applicable Indenture. If those provisions are made applicable, we may elect either:

•	to terminate and be discharged from all of our obligations with respect to those Debt Securities subject to some limitations; or

•	to be released from our obligations to comply with specified covenants relating to those Debt Securities, as described in the applicable prospectus supplement.

To effect that termination or covenant termination, we must irrevocably deposit in trust with the relevant Trustee an amount which, through the payment of principal and interest in accordance with their terms, will provide money sufficient to make payments on those Debt Securities and any mandatory sinking fund or similar payments on those Debt Securities. This deposit may be made in any combination of funds or government obligations. On such a termination, we will not be released from certain of our obligations that will be specified in the applicable prospectus supplement.

To establish such a trust we must deliver to the relevant Trustee an opinion of counsel to the effect that the holders of those Debt Securities

•	will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the termination or covenant termination; and

•	will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the termination or covenant termination had not occurred.

If we effect covenant termination with respect to any Debt Securities, the amount of deposit with the relevant Trustee must be sufficient to pay amounts due on the Debt Securities at the time of their stated maturity. However, those Debt Securities may become due and payable prior to their stated maturity if there is an Event of Default with respect to a covenant from which we have not been released. In that event, the amount on deposit may not be sufficient to pay all amounts due on the Debt Securities at the time of the acceleration.

The applicable prospectus supplement may further describe the provisions, if any, permitting termination or covenant termination, including any modifications to the provisions described above.

Governing law

The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the trustees

The Trust Indenture Act contains limitations on the rights of a trustee, should it become a creditor of ours, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. Each Trustee is permitted to engage in other transactions with us from time to time, provided that if such Trustee acquires any conflicting interest, it must eliminate such conflict upon the occurrence of an Event of Default under the relevant Indenture, or else resign.

Description of capital stock

General

As of the date of this prospectus, we are authorized to issue up to 90,000,000 shares of stock, including up to 85,000,000 shares of common stock and up to 5,000,000 shares of preferred stock. As of December 31, 2008, we had 30,868,588 shares of common stock and no shares of preferred stock outstanding.

The following is a summary of the key terms and provisions of our equity securities. You should refer to the applicable provisions of our articles of incorporation, bylaws, the Texas Business Corporation Act and the documents we have incorporated by reference for a complete statement of the terms and rights of our capital stock.

Common stock

Voting Rights. Each holder of common stock is entitled to one vote per share. Subject to the rights, if any, of the holders of any series of preferred stock pursuant to applicable law or the provision of the certificate of designation creating that series, all voting rights are vested in the holders of shares of common stock. Holders of shares of common stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors, and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.

Dividends. Dividends may be paid to the holders of common stock when, as and if declared by the board of directors out of funds legally available for their payment, subject to the rights of holders of any preferred stock. Swift has never declared a cash dividend and intends to continue its policy of using retained earnings for expansion of its business.

Rights upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally, in proportion to the number of shares of common stock held by them, in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock, if any, have received their liquidation preferences in full.

Non-Assessable. All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we offer and issue under this Prospectus will also be fully paid and non-assessable.

No Preemptive Rights. Holders of common stock are not entitled to preemptive purchase rights in future offerings of our common stock.

Listing. Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “SFY.” Any additional common stock we issue will also be listed on the NYSE.

Preferred stock

Our board of directors can, without approval of our shareholders, issue one or more series of preferred stock and determine the number of shares of each series and the rights, preferences and limitations of each series. The following description of the terms of the preferred stock sets forth certain general terms and provisions of our authorized preferred stock. If we offer preferred stock, a description will be filed with the SEC and the specific designations and rights will be described in a prospectus supplement, including the following terms:

•	the series, the number of shares offered and the liquidation value of the preferred stock;

•	the price at which the preferred stock will be issued;

•	the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

•	the liquidation preference of the preferred stock;

•	the voting rights of the preferred stock;

•	whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

•	whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and

•	any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the certificate of designation relating to the applicable series of preferred stock. The registration statement of which this prospectus forms a part will include the certificate of designation as an exhibit or incorporate it by reference.

Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

Any preferred stock will, when issued, be fully paid and non-assessable.

Anti-takeover provisions

Certain provisions in our articles of incorporation, bylaws and our shareholders’ rights plan may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

Our Classified Board of Directors. Our bylaws provide that our board of directors is divided into three classes as nearly equal in number as possible. The directors of each class are elected for three-year terms, and the terms of the three classes are staggered so that directors from a single class are elected at each annual meeting of stockholders. A staggered board makes it more difficult for shareholders to change the majority of the directors and instead promotes continuity of existing management.

Our Ability to Issue Preferred Stock. As discussed above, our board of directors can set the voting rights, redemption rights, conversion rights and other rights relating to authorized but unissued shares of preferred stock and could issue that stock in either private or public transactions. Preferred stock could be issued for the purpose of preventing a merger, tender offer or other takeover attempt which the board of directors opposes.

Our Rights Plan. Our board of directors has adopted a stockholders’ rights plan. The rights attach to all common stock certificates representing outstanding shares. One right is issued for each share of common stock outstanding. Each right entitles the registered holder, under the circumstances described below, to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock, a “Series A” share, at a price of $250.00 per one one-thousandth of a Series A share, subject to adjustment. The dividend and liquidation rights and the non-redemption feature of the Series A shares are designed so that the value of one one-thousandth of a Series A share purchasable upon exercise of each right will approximate the value of one share of common stock. The following is a summary of the terms of the rights plan. You should refer to the applicable provisions of the rights plan which we have incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

The rights will separate from the common stock and right certificates will be distributed to the holders of common stock as of the earlier of:

•	10 business days following a public announcement that a person or group of affiliated persons has acquired beneficial ownership of 15% or more of our outstanding voting shares, or

•	10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer which would result in a person or group beneficially owning 15% or more of our outstanding voting shares.

The rights are not exercisable until rights certificates are distributed. The rights will expire on December 20, 2016, unless that date is extended or the rights are earlier redeemed or exchanged.

If a person or group (with certain exceptions for investment advisers) acquires 15% or more of our voting shares, each right then outstanding, other than rights beneficially owned by such person or group, becomes a right to buy that number of shares of common stock or other securities or assets having a market value of two times the exercise price of the right. The rights belonging to the acquiring person or group become null and void.

If Swift is acquired in a merger or other business combination, or 50% of its consolidated assets or assets producing more than 50% of its earning power or cash flow are sold, each holder of a right will have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction has a market value of two times the purchase price of the right.

At any time after a person or group acquires beneficial ownership of 15% or more of our outstanding voting shares and before the earlier of the two events described in the prior paragraph or acquisition by a person or group of beneficial ownership of 50% or more of our outstanding voting shares, our board of directors may, at its option, exchange the rights, other than those owned by such person or group, in whole or in part, at an exchange ratio of one share of common stock or a fractional share of Series A stock or other preferred stock equivalent in value thereto, per right.

The Series A shares issuable upon exercise of the rights will be non-redeemable and rank junior to all other series of our preferred stock. Each whole Series A share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of $1.00 in cash, or in the aggregate, 1,000 times the dividend declared on the common stock, subject to adjustment. In the event of liquidation, the holders of Series A share may receive a preferential liquidation payment equal to the greater of $1,000 per share, or in the aggregate, 1,000 times the payment made on the shares of common stock. In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged for or changed into other stock or securities, cash or other property, each whole Series A share will be entitled to receive 1,000 times the amount received per share of common stock. Each whole Series A share will be entitled to 1,000 votes on all matters submitted to a vote of our stockholders and Series A shares will generally vote together as one class with the common stock and any other capital stock on all matters submitted to a vote of our stockholders.

Prior to the earlier of the date it is determined that right certificates are to be distributed or the expiration date of the rights, our board of directors may redeem all, but not less than all, of the then outstanding rights at a price of $0.01 per right. Our board of directors in its sole discretion may establish the effective date and other terms and conditions of the redemption. Upon redemption, the ability to exercise the rights will terminate and the holders of rights will only be entitled to receive the redemption price.

As long as the rights are redeemable, we may amend the rights agreement in any manner except to change the redemption price. After the rights are no longer redeemable, we may, except with respect to the redemption price, amend the rights agreement in any manner that does not adversely affect the interests of holders of the rights.

Business Combinations Under Texas Law. Swift is a Texas corporation subject to Part Thirteen of the Texas Business Corporation Act known as the “Business Combination Law.” In general, the Business Combination Law prevents an affiliated shareholder, or its affiliates or associates, from entering into a business combination with an issuing public corporation during the three-year period immediately following the date on which the affiliated shareholder became an affiliated shareholder, unless:

•	before the date such person became an affiliated shareholder, the board of directors of the issuing public corporation approves the business combination or the acquisition of shares that caused the affiliated shareholder to become an affiliated shareholder; or

•	not less than six months after the date such person became an affiliated shareholder, the business combination is approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation’s outstanding voting shares not beneficially owned by the affiliated shareholder, or its affiliates or associates.

An affiliated shareholder is a person that is or was within the preceding three-year period the beneficial owner of 20% or more of a corporation’s outstanding voting shares. An issuing public corporation includes most publicly held Texas corporations, including Swift. The term business combination includes:

•	mergers, share exchanges or conversions involving the affiliated shareholder;

•	dispositions of assets involving the affiliated shareholder having an aggregate value of 10% or more of the market value of the assets or of the outstanding common stock or representing 10% or more of the earning power or net income of the corporation;

•	issuances or transfers of securities by the corporation to the affiliated shareholder other than on a pro rata basis;

•	plans or agreements relating to a liquidation or dissolution of the corporation involving an affiliated shareholder;

•	reclassifications, recapitalizations, distributions or other transactions that would have the effect of increasing the affiliated shareholder’s percentage ownership of the corporation; and

•	the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder other than proportionately as a shareholder of the corporation.

Description of depositary shares

We may offer preferred stock represented by depositary shares and issue depositary receipts evidencing the depositary shares. Each depositary share will represent a fraction of a share of preferred stock. Shares of preferred stock of each class or series represented by depositary shares will be deposited under a separate deposit agreement among us, a bank or trust company acting as the “Depository” and the holders of the depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fraction of a share of preferred stock represented by the depositary shares evidenced by the depositary receipt, to all the rights and preferences of the preferred stock represented by such depositary shares. Those rights include any dividend, voting, conversion, redemption and liquidation rights. Immediately following the issuance and delivery of the preferred stock to the Depository, we will cause the Depository to issue the depositary receipts on our behalf.

If depositary shares are offered, the applicable prospectus supplement will describe the terms of such depositary shares, the deposit agreement and, if applicable, the depositary receipts, including the following, where applicable:

•	the payment of dividends or other cash distributions to the holders of depositary receipts when such dividends or other cash distributions are made with respect to the preferred stock;

•	the voting by a holder of depositary shares of the preferred stock underlying such depositary shares at any meeting called for such purpose;

•	if applicable, the redemption of depositary shares upon a redemption by us of shares of preferred stock held by the Depository;

•	if applicable, the exchange of depositary shares upon an exchange by us of shares of preferred stock held by the Depository for debt securities or common stock;

•	if applicable, the conversion of the shares of preferred stock underlying the depositary shares into shares of our common stock, other shares of our preferred stock or our debt securities;

•	the terms upon which the deposit agreement may be amended and terminated;

•	a summary of the fees to be paid by us to the Depository;

•	the terms upon which a Depository may resign or be removed by us; and

•	any other terms of the depositary shares, the deposit agreement and the depositary receipts.

If a holder of depositary receipts surrenders the depositary receipts at the corporate trust office of the Depository, unless the related depositary shares have previously been called for redemption, converted or exchanged into other securities of Swift, the holder will be entitled to receive at this office the number of shares of preferred stock and any money or other property represented by such depositary shares. Holders of depositary receipts will be entitled to receive whole and, to the extent provided by the applicable prospectus supplement, fractional shares of the preferred stock on the basis of the proportion of preferred stock represented by each depositary share as specified in the applicable prospectus supplement. Holders of shares of preferred stock received in exchange for depositary shares will no longer be entitled to receive depositary shares in exchange for shares of preferred stock. If the holder delivers depositary receipts evidencing a number of depositary shares that is more than the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the Depository will issue the holder a new depositary receipt evidencing such excess number of depositary shares at the same time.

Prospective purchasers of depositary shares should be aware that special tax, accounting and other considerations may be applicable to instruments such as depositary shares.

Description of warrants

We may issue warrants for the purchase of preferred or common stock, either independently or together with other securities. Each series of warrants will be issued under a warrant agreement to be entered into between Swift and a bank or trust company. You should refer to the warrant agreement relating to the specific warrants being offered for the complete terms of such warrant agreement and the warrants.

Each warrant will entitle the holder to purchase the number of shares of preferred or common stock at the exercise price set forth in, or calculable as set forth in any applicable prospectus supplement. The exercise price may be subject to adjustment upon the occurrence of certain events, as set forth in any applicable prospectus supplement. After the close of business on the expiration date of the warrant, unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised shall be specified in any applicable prospectus supplement.

Plan of distribution

We may sell the securities offered by this prospectus and applicable prospectus supplements from time to time in one or more of the following ways:

•	to underwriters or dealers for resale to the public or to institutional investors;
•	through agents to the public or to institutional investors;
•	directly to a limited number of purchasers;
•	directly to institutional investors; or
•	through a combination of any such methods of sale.

Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act of 1933.

The applicable prospectus supplement relating to the securities will set forth:

•	their offering terms, including the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds to us from such sale;

•	any underwriting discounts, commissions and other items constituting compensation to underwriters, dealers or agents;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers;

•	in the case of debt securities, the interest rate, maturity and redemption provisions; and

•	any securities exchanges on which the securities may be listed.

If underwriters or dealers are used in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions in accordance with the rules of the New York Stock Exchange:

•	at a fixed price or prices which may be changed;

•	at market prices prevailing at the time of sale;
•	at prices related to such prevailing market prices; or
•	at negotiated prices.

The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in an applicable prospectus supplement, the obligations of underwriters or dealers to purchase the securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

Securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus and a prospectus supplement is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from certain specified institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

Underwriters, dealers and agents may be entitled under agreements entered into with us to be indemnified by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution by Swift to payments which they may be required to make. The terms and conditions of such indemnification will be described in an applicable prospectus supplement. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Each class or series of securities, if any, will be a new issue of securities with no established trading market, other than the common stock, which is listed on the New York Stock Exchange. We may elect to list any other class or series of securities on any exchange, other than the common stock, but we are not obligated to do so. Any underwriters to whom securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any securities.

Certain persons participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. In connection with any such offering, the underwriters or agents, as the case may be, may purchase and sell securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities; and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of securities than they are required to purchase from us, as the case may be, in the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the securities sold for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise. These activities will be described in more detail in the sections entitled “Plan of Distribution” or “Underwriting” in the applicable prospectus supplement.

Legal matters

Our counsel, Baker & Hostetler LLP, Houston, Texas, will pass upon certain legal matters in connection with the offered securities. Any underwriters will be advised about other issues relating to any offering by their legal counsel.

Experts

The consolidated financial statements of Swift Energy Company appearing in Swift Energy Company’s Annual Report (Form 10-K) for the year ended December 31, 2008, and the effectiveness of Swift Energy Company’s internal control over financial reporting as of December 31, 2008 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Information set forth or incorporated by reference in this prospectus regarding our estimated quantities of oil and gas reserves and the discounted present value of future net cash flows therefrom is based upon estimates of such reserves and present values audited by H.J. Gruy & Associates, Inc., independent petroleum engineers. All such information has been so included on the authority of such firms as experts regarding the matters contained in its reports.